SIBONEY CORPORATION

2002 ANNUAL REPORT

2002

St. Louis Regional Technology Top 50

SIBONEY CORPORATION

for Excellence in Technology

Table of Contents

Forward-Looking Statements

This annual report contains certain forward-looking statements that involve potential risks and uncertainties. Siboney Corporation's future results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include the impact of new technologies and possible changes in federal and state funding for education. You should not place undue reliance on these forward-looking statements, which are applicable only as of the date hereof. We have no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof or to reflect the occurrence of unanticipated events.

Stockholder Information

Siboney Stock (SBON)

Siboney Corporation common stock is traded on the Over-The-Counter "Bulletin Board" maintained by Nasdaq. As of December 31, 2002, there were 16,796,704 shares issued and outstanding and approximately 11,000 stockholders of record, not including individuals holding shares in street name. The closing bid price of the Company's common stock was 21 cents per share on December 31, 2002.

The following table sets forth the high and low bid prices per share of common stock:

Market Price Of Common Stock

	2002		2001	
Quarter	High	Low	High	Low
First	$.56	$.44	$.54	$.45
Second	.46	.31	.90	.59
Third	.34	.25	.81	.68
Fourth	.25	.17	.61	.55

The foregoing market quotations reflect interdealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions. No cash dividends were paid on the Company's common stock in 2002 or 2001. The Company intends to continue its historical pattern of utilizing cash generated by operations to support future growth.

Shareholder Assistance

For information about stock transfers, address changes, account consolidation, registration changes and lost certificates:

Registrar and Transfer Company
Attn: Investor Relations
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

Annual Meeting

The Siboney Corporation Annual Meeting will be held on May 14, 2003 at 11:00 a.m. at the Frontenac Hilton Hotel, 1335 S. Lindbergh Blvd., Saint Louis, Missouri 63131.

(Corporate Information is continued on the outside back cover.)

Financial Highlights

For Years Ended December 31,	2002	2001	Change
Revenues	**$8,902,275**	$8,280,373	7.5%
Income from Operations	**$1,204,015**	$1,234,121	(2.6%)
Net Income	**$706,081**	$1,238,388	(43%)
Earnings per Common Share	**$0.04**	$0.07	(42.9%)
Total Assets	**$5,871,235**	$5,436,247	8%
Stockholders' Equity	**$4,450,604**	$3,735,243	19.2%
Number of Shares Outstanding	**16,796,704**	16,744,024	



$5.401
$8.280
$8.902
2000
2001
2002

Revenues
In Millions



$1.317
$1.238
$.706
2000
2001
2002

Net Income
In Millions



$2.486
$3.735
$4.451
2000
2001
2002

Stockholders' Equity
In Millions



$.36
$.48
$.21
2000
2001
2002

Stock Price as of 12/31

Letter to Our Stockholders

My fellow stockholders;

As we anticipated, 2002 was a very challenging year in the educational software business. Our national, state and local economies weakened, resulting in lower tax revenues used to fund education. As a result, it has been reported that expenditures for instructional materials declined 5% to 8% in 2002. With that in mind, we are pleased to report that revenues for Siboney Corporation actually increased 8% to $8.9 million from revenues of $8.3 million in 2001.

At the same time, our operating income remained constant at $1.2 million in 2002 and 2001. However, our net income for 2002 was approximately $706,000 or about $500,000 less than it was in 2001. This difference was due primarily to the provision for income taxes. The provision for income taxes increased over 2001 as a result of the utilization of net operating losses carried forward from prior years in 2002 not being offset by a reduction in the related deferred tax asset valuation allowance as done in 2001 as the allowance was fully eliminated in 2001.

"Children should be tested on basic reading and math skills every year, between grades three and eight."

–George W. Bush

Summarizing our year then, we can report that while industry sales declined, our revenues increased and our income before tax provisions was about the same as the year before. This increase in sales was due in large part to the success of Orchard For Your State, which is software that provides state-specific assessment in conjunction with a state's learning standards and then goes on to provide targeted instruction based on the test results. The introduction of this product was very timely given the passage of the federal No Child Left Behind Act, which requires schools to achieve sufficient progress in helping students reach minimum standards of academic proficiency. In addition, the Act requires in 2005 every student in grades three through eight must be tested annually based on established state testing standards, which we feel provide further impetus to sales of Orchard For Your State.

We were also again pleased in 2002 with the results provided by our acquisition of Educational Activities Software made in early 2001. While revenues provided by this software line were about 6% lower than the year before, we are committing resources to upgrading the product and web enabling some programs, which we anticipate will enhance future sales.

As we have seen the request for single title software diminish in recent years, we have scaled back the marketing of these products, including a reduction of the number of catalogs offering these software programs. This has resulted in lower sales of our GAMCO and Teacher Support Software.

As our sales have grown over the years, we have seen an increased need for technical support of our software products, and in 2002 we expanded our efforts in this area. Our Research and Development team, under new leadership, is dedicated to creating products that are compatible with the multitude of hardware and software structures that exist in our nation's school systems. These efforts are ongoing in 2003.

At this time, 2003 is a year of uncertainty, not only for Siboney, but for our nation. As we have stated, our business is most influenced by the economy and our local, state and federal governments' tax revenues. We read everyday in our newspapers about cutbacks in educational funding in spite of political promises. At Siboney, we believe that we have produced a value priced alternative to the higher cost software solutions that have dominated the education marketplace for the past several years. Therefore, in these times of austerity, we see opportunity. However, we know that it will take an extraordinary effort on the part of the team we have assembled, and we are confident that they are up to the task. And we anticipate that those schools that buy our products now, as a value-priced solution, will learn that our products deliver the best results available, regardless of price.

In closing, we would like to welcome William D. Edwards, Jr. as a recently appointed member of our Board of Directors. Bill is currently the Chief Operating Officer of an information technology consulting and software development company, which has been recognized as one of St. Louis's fastest growing technology companies in recent years. We are confident that his vast experience will be of great benefit to us as we grow Siboney Corporation in the years to come.

Timothy J. Tegeler

Timothy J. Tegeler
Chairman and CEO

About the Company

Siboney Corporation is engaged through its subsidiary, Siboney Learning Group, Inc., in the publishing of educational software primarily for schools. The Company has 54 full-time employees, two of whom are employed by the parent corporation. These employees are divided between sales, marketing, product development, customer service and product fulfillment.

Siboney has served the educational market for more than 35 years, originally through its GAMCO Educational Software division. Since 1986, the Company's main business has been publishing educational software for use in reading, language arts, math, science and English as a Second Language for students and teachers in grades kindergarten through adult. The Company is best known for its software which motivates students to master key skills correlated to state and national objectives and which keeps track of student progress for teachers to review.

In the past five years, the Company has enjoyed growth as its Orchard Teacher's Choice Software product has become a major competitor in the growing market for comprehensive learning systems. Orchard has found a growing niche between single titles and expensive integrated learning systems due to its comprehensive content, effective assessment and management and value-driven pricing.

The Company believes that its new Orchard For Your State versions launched in 2002 will help maintain Orchard's consistent growth in sales as schools look for proven ways to meet the new federal mandate for accountability in all states provided in the recently passed No Child Left Behind Act of 2001. Orchard For Your State offers schools and school districts state-specific versions of Orchard that are directly correlated to each state's educational standards. The No Child Left Behind Act of 2001 will require all students in grades three to eight in all states to take important tests based upon each state's standards beginning in 2002. Orchard For Your State is a direct response to, and solution for, the emerging critical need for state-specific accountability and instruction.

The Company has built a multi-tiered sales network that allows it to deliver high quality products to teachers, educational specialists, school administrators, schools and school districts at different price points. The Company's products range from basic skills-focused direct instructional programs for reluctant learners to more sophisticated problem-solving programs for more advanced learners. Designed by educators for educators, the Company's products focus on time-on-task learning with just enough built-in motivation to encourage learners of all ability levels to come back for more learning.

In July 2000, the Company acquired the publishing assets of Teacher Support Software and its award-winning language arts software and teacher tools. In January 2001, the Company acquired the software publishing division of Educational Activities which has allowed the Company to expand into the adult and alternative education markets.

In May 2001 the Company acquired The Denali Project, a developer of a comprehensive and sequenced math and reading software product. The Company has upgraded this product, now called Journey, which will be sold as a complement to Orchard.

The Company remains focused on delivering effective solutions for its 40,000 school customers and 100,000 school prospects through new product development and through upgrading its existing assessment and management systems. For example, Orchard For Your State offers state-specific assessment designed to meet the new federal mandate for accountability in all schools.

The Company also has interests in natural resource properties through several subsidiaries. Siboney Coal Company, Inc. owns interests in approximately 1,425 acres of coal properties in Johnson and Martin counties in Kentucky. The property is leased through 2112 to a mining company for an annual payment of $30,000 plus royalties per ton of coal mined. Future revenues from coal mining operations are dependent on mining operations of the lessee and at certain times have been discontinued.

The Company is best known for its software which motivates students to master key skills correlated to state and national objectives...

SIBONEY LEARNING GROUP
Software for Success

Our Five Complementary Product Offerings

PRODUCT LINE	DESCRIPTION/SALES CHANNELS
GAMCO Educational Software (started in 1968)	• Over 100 motivating K-12 titles in reading, language arts, math and science • Sold through national catalog dealers, Inside Sales reps and direct catalogs
Orchard Software For Success (started in 1997)	• Motivating and comprehensive K-12 software solutions correlated to major state tests with management and assessment • Sold by professional sales organizations and direct outside sales reps
TSS Teacher Support Software (acquired in 2000)	• Focused language arts content and tools for teachers to improve productivity • Sold through GAMCO and Orchard sales channels
EA Educational Activities Software (acquired in 2001)	• Remedial software for the middle school to adult learner plus assessment tools for teachers • Sold through independent reps to adult educators as well as GAMCO and Orchard sales channels
Journey Guided Educational Software (acquired in 2001)	• Over 900 structured, sequenced and adaptive lessons in math and reading • Sold by same professional sales organizations and direct sales reps that currently sell Orchard

Siboney Learning Group publishes five different product offerings for its school customers. Very few companies offer this kind of strategic approach to reaching all segments at a wide range of price points in the instructional software market.

TARGET CUSTOMER/BUDGET SOURCES — BEST SELLERS

- Classroom teachers
- Curriculum specialists in a school
- Media specialists

- Budget Sources = teachers' personal funds, classroom funds, general school funds


Touchdown Math


Phonics Mastery

- School principals
- Curriculum and technology coordinators
- District coordinators

- Budget Sources = special grants, district technology funds, federal Title 1 funds


Guided Reading


Math Concepts

- Classroom teachers
- Special education teachers
- Reading specialists

- Budget Sources = special education funds, special grants, general school funds


Worksheet Magic Plus


Word Works Vocabulary Series

- Grades 6-14 developmental specialists
- Adult education centers
- Correctional facilities

- Budget Sources = compensatory, adult and vocational education funds, workplace readiness and job training funds


Learning Styles Inventory


Dilemma In The Workplace

- School principals
- Curriculum and technology coordinators
- District coordinators

- Budget Sources = special grants, district technology funds, federal Title 1 funds


Log in to your Journey


A lesson in Math

Under this new law, we will strive to provide every boy and girl in America with high-quality education – regardless of his or her income, ability or background.

For the first time, the federal government is investing in successful public education instead of continuing to fund a failing system. The new law gives states more flexibility on how they spend their education dollars. In return, it requires them to set standards for student achievement and hold students, teachers and other educators accountable for results.

– Rod Paige, Secretary of Education

Siboney Leaves No Child Behind...

No Child LEFT BEHIND

The No Child Left Behind (NCLB) Act was approved overwhelmingly by Congress and signed into law by President Bush in January 2002. Perhaps the most important piece of educational legislation passed since the mid-1960's, this law is having and will continue to have great impact upon every school in our country.

Here are the major provisions of the NCLB Act and how well Siboney Learning Group and its flagship product, Orchard For Your State, help schools face the increased demands for achievement and accountability.

No Child Left Behind Requirements	How Orchard For Your State Helps Schools NOW
• **Mandatory Assessment:** Schools must annually measure the achievement of their students in grades three through eight against challenging state academic content and student academic achievement.	• Orchard For Your State's standards-based reading and math assessment for grades three through eight are available NOW and are an ideal solution for schools seeking standards-based assessment.
• **Adequate Yearly Progress & Minimal Proficiency:** EVERY student should achieve minimal proficiency by 2011.	• Help improve achievement for every student NOW with Orchard For Your State's standards-based content and targeted instruction directly based on your students' individual needs.
• **School Report Cards:** Right NOW, schools need to provide data regarding student achievement in annual report cards.	• Orchard For Your State provides the essential reports required to demonstrate adequate yearly progress.

Our Evidence of Success

The NCLB Act requires that schools invest in products that are based upon scientific research with evidence of success. All Siboney Learning Group products are based upon scientifically researched principles and our evidence of success is growing.

Here is one of many examples of that success:

Students Raise Test Scores!
Cartersville Primary School (in Cartersville, Georgia) used Orchard with a group of students who were in the lower 10% of the school population. Students in the treatment group were given 40 minutes of Orchard instruction daily from November 2000 through February 2001, in addition to their normal instruction during the school day.

In the Fall of 2000, students were administered pretests using the following instruments: Developing Skills Checklist (DSC), Bloomer Learning Test (BLT), and the Iowa Test of Basic Skills (ITBS). In the Spring of 2001, the students were administered posttests using the same test instruments (DSC, BLT, and ITBS). Overall gains in performance were observed for all three tests.


100
80
60
40
20
0
Score
DSC
BLT
ITBS: NCE Total
Test
Before Orchard
After Orchard

With Orchard For Your State

Since its launch in 1997, Orchard has become our Company's flagship product. The release of Orchard For Your State in May 2002 has already led to dramatic sales results as this new version of Orchard represents a timely and cost-effective response to the NCLB Act.

Here's how Orchard For Your State Works:

Assessment


Which of these objects is used to measure weight?
A.
B.
C.
D.
8 of 30
OK

Use State-Specific Pretests to Determine a Student Assignment

Orchard For Your State features state-specific pretests that are based upon each state's standards. These state-specific pretests identify problem areas where students need remedial instruction. Special versions of Orchard are now available for almost every state.

Instruction


Bubbling Patterns
Complete the pattern by clicking on the bubble that goes in the flashing space.
50
20
40
5
45
5 10 15 20 25 30 35 40 50

Deliver Targeted and Remedial Instruction to Each Student

Orchard offers over 150 programs for reading, writing, math and science that use a variety of instructional approaches to motivate students to learn key skills and concepts. Students like Orchard because of its motivating instruction; teachers like Orchard because of its time-on-task learning.

Management


Reports
Customized Correlation Report
Virginia: Math Grade 3
Print
Previous Student
OK

Use Management Reports to meet Accountability Requirements

Orchard's simple but powerful management system offers teachers numerous reports with state-specific data. These reports become a teacher's best friend as they allow teachers to spend more time teaching. In addition, a Parent Report helps communicate student progress to families.

More Evidence of Success

Bethel Junior High School (in Spanaway, Washington) chose Orchard software to be an integral part of its mathematics Learning Assistance Program (LAP) for students struggling with their basic math skills because of its ability to provide a customized learning assignment for each student.

At the end of the 1999-2000 school year, students were administered the Iowa Test of Basic Skills (ITBS) test. The following year, the LAP students received Orchard instruction once a week for at least 20 minutes per session. At the end of the 2000-2001 school year, the LAP group of students were again administered the ITBS. Significant gains in their Normal Curve Equivalency (NCE) scores were observed.

- 88% of students who used Orchard increased their ITBS NCE scores from the previous year.
- 29% of these students increased their ITBS NCE scores by 50% or more.

Management Discussion & Analysis

The following discussion analyzes the changes in the Company's results of operations during the three years in the period ended December 31, 2002 and comments on the Company's financial position as of December 31, 2002.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. As such, some accounting policies have a significant impact on the amounts reported in these financial statements. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. We believe our most critical accounting policies include software revenue recognition, stock-based compensation, capitalization and amortization of software development costs, and goodwill and other intangible assets as explained below.

Software Revenue Recognition

Substantially all of the Company's software sales are made under contracts that call for only the delivery of software with no additional obligations. Revenue is recognized at the time of delivery, provided that there is a signed contract, delivery of the product has taken place, the fee is fixed by the contract and collectability is considered probable.

Stock-Based Compensation

We account for our employee stock-based compensation plans in accordance with APB Opinion No. 25 (APB No. 25), "*Accounting for Stock Issued to Employees*" and Financial Accounting Standards Board Interpretation No. 44, "*Accounting for Certain Transactions Involving Stock Compensation*"–an Interpretation of APB Opinion No. 25, and the disclosure provisions of SFAS No. 148, "*Accounting for Stock-Based Compensation – Transition and Disclosure.*" Accordingly, no compensation cost is recognized for our stock options granted to employees when the exercise price of each option equals or exceeds the fair value of the underlying common stock as of the grant date for each stock option.

Proprietary Software In Development

In accordance with Statement of Financial Accounting Standards No. 86, "*Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,*" we have capitalized certain computer software development costs upon the establishment of technological feasibility. Technological feasibility is considered to have occurred upon completion of a detailed program design that has been confirmed by documenting and tracing the detailed program design to product specifications and has been reviewed for high-risk development issues, or to the extent a detailed program design is not pursued, upon completion of a working model that has been confirmed by testing to be consistent with the product design. Amortization is provided based on the greater of the ratios that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product, or the straight-line method over the estimated useful life of the product. The estimated useful life for the straight-line method is determined to be four years. Future events such as market conditions, customer demand, or technological obsolescence could cause us to conclude that the software is impaired. The determination of the possible impairment expense requires management to make estimates that affect our consolidated financial statements.

Goodwill And Other Intangible Assets

On January 1, 2002 we adopted Statement of Financial Accounting Standards No. 142, "*Goodwill and Other Intangible Assets*" (SFAS 142). SFAS 142 eliminates the amortization of goodwill and instead requires that goodwill be tested for impairment at least annually. Intangible assets deemed to have indefinite life under SFAS 142, such as goodwill, are no longer amortized, but instead reviewed at least annually for impairment. Goodwill amortization amounted to $209,612 in 2001.

Intangible assets with finite lives are amortized over their useful lives. As part of the implementation of SFAS 142, we were required to complete a transitional impairment test of goodwill and other intangible assets. The fair value of the Company's only operating business unit was estimated using a market capitalization approach based on the quoted market prices of the Company's common stock. There was no impairment of goodwill upon the adoption of SFAS 142. Prospectively, we will test our goodwill and intangible assets for impairment not less frequently than as a part of our annual business planning cycle during the fourth quarter of each fiscal year. Future events such as market conditions or operational performance could cause us to conclude that impairment exists. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Impact Of Recently Issued Accounting Standards

In August 2001, the FASB issued SFAS 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets.*" This standard supersedes SFAS 121, "*Accounting for the Impairment of Long-Lived Assets to Be Disposed Of,*" and provides a single accounting model for long-lived assets to be disposed of. This standard significantly changes the criteria that would have to be met to classify an asset as held-for-sale. This distinction is important because assets to be disposed of are stated at the lower of their fair values or carrying amounts and depreciation is no longer recognized. The new rules also supercede the provisions of APB Opinion 30, "*Reporting the Results of Operations–Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,*" with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from Discontinued Operations to be displayed in Discontinued Operations in the period in which the losses are incurred, rather than as of the measurement date as presently required by APB 30. This statement is effective for fiscal years beginning after December 15, 2001. We adopted this statement on January 1, 2002. The adoption of SFAS 144 did not have a material impact on our operations or financial position.

In May 2002, the FASB issued SFAS 145, "*Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.*" SFAS 145 eliminates Statement 4 (and Statement 64, as it amends Statement 4), which requires gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, and thus, the exception to applying Opinion 30 is also eliminated as well. This statement is effective for years beginning after May 2002 for the provisions related to the rescission of Statements 4 and 64, and for all transactions entered into beginning May 2002 for the provision related to the amendment of Statement 13. The adoption of SFAS 145 did not have a material impact on our operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "*Accounting for Costs Associated with Exit or Disposal Activities.*" This statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan. Adoption of this Statement is required with the beginning of fiscal year 2003. We do not expect the adoption of SFAS 146 to have a material impact on our operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "*Accounting for Stock-Based Compensation – Transition and Disclosure.*" This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and its effect on reported results. The Company adopted this statement in 2002, which had no impact on our operations or financial position.

Management Discussion & Analysis *(Continued)*

Results Of Operations:
2002 In Comparison With 2001

The Company's consolidated revenues increased 8% to $8.9 million compared to $8.3 million in 2001. This growth took place in another difficult funding year for K-12 schools as expenditures for instructional materials declined by an estimated 5% or more due to shortfalls in states' budgets and the slow release of federal funds. Sales of the Company's educational software grew 9.6%. This growth was entirely organic as the Company did not make any acquisitions in 2002.

Sales of the Company's flagship Orchard Software product line increased 30% in 2002, the fifth consecutive year of significant increases in this comprehensive software product line. The Company believes that Orchard For Your State, which currently provides more than 30 states with state-specific assessment tied to each state's learning standards, as well as targeted instruction, at a value price, has established itself as a well-received response to the accountability requirements in the No Child Left Behind Act. This federal Act requires each school to achieve adequate yearly progress in helping its students reach minimum levels of academic proficiency. Beginning in 2005, every student in grades three through eight in every state will be required to take high stakes tests in reading and math tied to their state's standards. Schools currently are using Orchard For Your State to help identify problem areas and remediate those problems using Orchard's wide variety of instructional content that has proven to be successful in more than 4,000 schools. Orchard For Your State was first released in May 2002 and allowed the Company to penetrate more schools and school districts with its state-specific bundles during the last half of 2002. In addition, the Company continues to offer its Orchard Teacher's Choice Solution, with an upgrade plan to Orchard For Your State, for schools whose budgets do not allow for a purchase of a state-specific solution.

As a result of the increased need for school-wide accountability as mandated in the No Child Left Behind Act, the Company believes that its primary market of K-8 educators is more interested in comprehensive solutions such as Orchard Software, than single-title products, the sales of which have continued to decline. Therefore, the Company has elected to concentrate sales, marketing and development resources on its major comprehensive software product offering – Orchard Software – as well as complementary comprehensive software solutions such as Journey and Real Achievement.

Journey, the comprehensive software product line acquired in May 2001 as part of The Denali Project acquisition, did not contribute meaningful sales in 2002. The Company has now upgraded the product line to be competitive with other structured comprehensive solutions and has begun the web enabling of Journey. The Company believes that Journey offers an alternative to Orchard with its structured and adaptive curriculum and that, when web-enabled in 2003, Journey will be a complement to a school's networked versions of Orchard Software.

Educational Activities Software, acquired in January 2001, generated sales of $1,128,639 in 2002, a decrease of 6% compared to 2001 when sales from this product line grew by over 40%. This well-established product line of basic skills software for older learners in grades six through adult is published as single-title solutions under the Educational Activities Software imprint, as well as comprehensive solutions for reading, ESL/basic literacy, mathematics, science and workplace readiness under the Real Achievement imprint. The Company has committed development resources to upgrading this product line and to web enable selected titles since the older learner market appears to be increasingly responsive to software delivered to students over the Internet.

Sales of the Company's other single-title product lines, GAMCO and Teacher Support Software, also continued to decline in 2002. This reflected an industry-wide trend that began in 2000 and caused the Company to focus its resources on the development, sales and marketing of its comprehensive solutions.

Revenues from the Company's coal properties in 2002 were $30,000 compared to $187,000 in 2001. The decrease was due to reduced mining activity on the Company's property.

Cost of products sold increased from $1.5 million in 2001 to almost $2.0 million in 2002. This increase reflected increased amortization of development expenses of $215,582, as well as volume- and product mix-related increases in author royalties and cost of materials.

Selling, general and administrative expenses increased from $5.6 million in 2001 to $5.7 million in 2002. These SG&A increases were due primarily to increased compensation expenses as the Company built up its technical support operation and sales management of its comprehensive software product lines. At the same time, overall Company headcount was 54 people at the end of 2002 and 2001.

Income from operations remained constant at $1.2 million in 2002 and 2001. The Company continues to invest in upgrading, marketing and supporting its current products and in creating new research-based products that help teachers, schools and school districts meet increased demands for accountability with decreased funding. The Company believes that many other school software publishers have reduced their investment in product development and support.

Net interest expense decreased to $47,000 in 2002 from $87,000 in 2001, as the Company continued to pay down acquisition-related debt.

Income tax expense in 2002 increased by $536,200 compared to 2001 as a result of the utilization of net operating losses carried forward from prior years in 2002 not being offset by a reduction in the related deferred tax asset valuation allowance as done in 2001 as the allowance was fully eliminated in 2001.

As a result of the foregoing, the Company's earnings before interest, taxes, depreciation and amortization remained at $1.9 million, unchanged from 2001, while net income decreased to approximately $706,000, or $0.04 per share, in 2002 compared to $1.2 million, or $0.07 per share in 2001 as a result of increased income tax expense.

Results Of Operations:
2001 In Comparison With 2000

The Company's consolidated revenues increased 53% to $8.3 million in 2001 compared to $5.4 million in 2000. Despite funding shortages faced by many schools due to the slowdown in the U.S. economy, sales of the Company's educational software grew 57%, with sales of existing products growing 28% and acquisitions accounting for the balance of the year-over-year increase.

Sales of the Company's Orchard Teacher's Choice Software increased 82% in 2001. The Company believes that Orchard's market success has been attributable to its comprehensive offering of 140 titles and curriculum bundles which combine state-correlated assessment with targeted and effective instruction, delivered at costs which compare favorably to other integrated learning systems. Sales during 2001 were positively affected by reorders from current Orchard users, which accounted for a substantial portion of orders received in 2001, and by demand from new customers seeking to use computer technology more effectively to remediate problems with under-achieving students. Increased sales of curriculum bundles with assessment programs sold to schools and school districts resulted in an increase in the average net order size from approximately $6,000 in 2000 to almost $10,000 in 2001.

Educational Activities Software, acquired in January 2001, generated sales of $1,202,682 in 2001. Sales of this product benefitted from customer demand for software which focuses on literacy, writing, English as a Second Language and workplace readiness, targeting age-appropriate remedial instruction in basic skills for older learners. The additional sales channels accessed by the Company for the

Management Discussion & Analysis *(Continued)*

EAS products led to an increase of more than 40% in sales of Educational Activities Software compared to its pre-acquisition sales levels. As a result of the increased emphasis in the marketplace on more comprehensive integrated learning systems, such as Orchard, sales of the Company's less expensive single title products, GAMCO and Teacher Support Software, declined 25%. This reflected an industry-wide trend which has continued from 2000. Given this trend, the Company has elected to concentrate its sales, marketing and development resources on its comprehensive solutions.

The Denali Project, acquired in May 2001, did not contribute meaningful sales in the recently completed year. During the year its structured and sequenced math and reading program, now known as Journey, was completed.

Revenues from the Company's coal properties in 2001 were $187,000 compared to $240,000 in 2000. The decrease was due to reduced mining activity on the Company's property.

Cost of products sold increased from $896,000 in 2000 to $1.5 million in 2001. This increase reflected greater royalty expenses from sales of licensed products and increased amortization of development expenses. As a result, gross margin decreased from 83% in 2000 to 82% in 2001.

Selling, general and administrative expenses increased to $5.7 million in 2001 from $3.4 million in 2000. As a percentage of sales, SG&A expenses increased to 68% in 2001 from 63% in 2000. These increases were due primarily to increased compensation expense and amortization of acquisition-related costs. Company head count increased to 54 people at the end of 2001 from 37 a year earlier. Increased staffing in the Company's research and development department was due principally to the addition of the six-person Lansing, Michigan-based Denali Project operations in May 2001. The Company also increased staffing in its technical support and customer service operations due to the expanded installed base of customers and the increase in the number of products the Company sells and supports. Acquisition-related amortization increased by $283,000 to $343,000 in 2001, reflecting additional goodwill and non-compete costs incurred in acquisitions occurring since July 2000.

Income from operations increased slightly in 2001, which represented a decline as a percentage of revenues to 14.9% from 20.9% in the prior year, primarily as a result of a 223% increase in depreciation and amortization expenses to $680,000 from $211,000 in the prior year. This increase primarily reflected the amortization of the significant investment made by the Company in software development and acquisitions and introduction of new products during the last several years. In addition, the Company incurred approximately $240,000 of additional expensed development costs for the Denali Project Journey Software subsequent to the Denali acquisition in May 2001.

Net interest expense in 2001 increased to $87,000 from $1,300 in 2000 as a result of purchase money notes and bank borrowings incurred to fund the three acquisitions.

As a result of the foregoing, the Company's earnings before interest, depreciation, amortization and tax expenses increased 43%, from $1.4 million to $1.9 million, while net income of $1.2 million, or $0.07 per share, in 2001 decreased slightly from $1.3 million, or $0.08 per share, in 2000.

Liquidity And Capital Resources

The Company has financed its business primarily with cash generated from operating activities and accessing its bank revolving line of credit and purchase money financing provided by the sellers of companies acquired. The line of credit agreement, which matures in June 2003, provides for maximum borrowings of $1.0 million and is secured by the Company's accounts receivable, equipment and inventory. The loan agreement requires the Company to maintain a net worth of at least $2.5 million. As of December 31, 2002, the Company reported a net worth of $4.4 million. As of that date, there were no borrowings outstanding under the Company's line of credit. The Company believes that it will be able to renew its line of credit and that its available capital resources are adequate to support its current business levels.

The Company expects that cash generated from operations, supplemented by cash on hand and its line of credit, will provide adequate liquidity to fund the Company's operations over the next year. However, the Company may be required to access additional sources of funding if it pursues significant future acquisitions or there are unanticipated adverse developments in its operations.

The Company had the following contractual obligations at December 31, 2002:

	Payments Due By Period				
Contractual Obligations	**Total**	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Firm Obligations:					
Long-term debt	$549,473	$398,852	$150,621	—	—
Capital lease obligations (including interest)	94,125	28,779	65,346	—	—
Operating leases	516,849	233,438	283,411	—	—
Contingent Obligations:					
Acquisition earn-out payments - maximum	110,000	110,000	—	—	—
Guaranteed royalty payments - minimum	190,000	70,000	120,000	—	—

The Company is instituting a voluntary odd-lot tender offer program through which shareholders owning fewer than 100 shares of common stock of the Company may sell all of their shares to the Company for $0.30 per share. The program begins March 17, 2003 and expires on April 25, 2003 unless extended by the Company. The purpose of the program is to provide a convenient and cost-effective way for shareholders to sell back their shares of the Company and for the Company to reduce the cost of servicing small shareholders. The source of the Company's funds will be cash on hand.

Report of Independent Certified Public Accountants

One North Brentwood Blvd.
Saint Louis, Missouri 63105
Telephone: 314-727-8150
Facsimile: 314-727-9195

Stockholders and Board of Directors
Siboney Corporation
St. Louis, Missouri

We have audited the accompanying consolidated balance sheet of Siboney Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the consolidated financial statement schedule listed in Item 15. These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Siboney Corporation and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America, and the supporting schedule presents fairly, in all material respects, the information required to be set forth therein.

Rubin, Brown, Gornstein & Co. LLP

RUBIN, BROWN, GORNSTEIN & CO. LLP

St. Louis, Missouri
February 14, 2003

Selected Financial Information

The following selected financial data should be read in conjunction with our consolidated financial statements and related notes, *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and other financial information appearing elsewhere in this report. The Statement of Operations data set forth below for each of the years in the three-year period ended December 31, 2002 and the Balance Sheet data as of December 31, 2002 and 2001 are derived from, and qualified by reference to, our financial statements appearing in this report. The Statement of Operations data for the years ended December 1999 and 1998 and the Balance Sheet data as of December 31, 2000, 1999 and 1998 are derived from audited financial statements not included herein.

	Years Ended December 31,				
	2002	2001	2000	1999	1998
Revenues	**$ 8,902,275**	$ 8,280,373	$ 5,401,070	$ 3,309,021	$ 2,406,759
Income (loss) from operations	**$ 1,204,015**	$ 1,234,121	$ 1,126,819	$ 315,187	$ (129,222)
Income (loss) before income taxes	**$ 1,159,481**	$ 1,155,588	$ 1,128,530	$ 407,783	$ (124,749)
Net income (loss)	**$ 706,081**	$ 1,238,388	$ 1,317,530	$ 543,783	$ (124,749)
Earnings (loss) per common share – basic	**$ 0.04**	$ 0.07	$ 0.08	$ 0.03	$ (0.01)
Weighted average number of common shares outstanding – basic	**16,785,146**	16,697,872	16,571,822	16,522,821	16,518,344
Earnings (loss) per common share – diluted [Note (a)]	**$ 0.04**	$ 0.07	$ 0.08	$ 0.03	$ (0.01)
Weighted average number of common shares outstanding – diluted	**17,175,789**	17,455,045	17,267,570	16,839,689	16,518,344
Total assets – (at year-end)	**$ 5,871,235**	$ 5,436,247	$ 3,427,112	$ 1,601,114	$ 881,230
Long-term debt (at year-end)	**$ 211,768**	$ 511,510	$ 210,298	$ 34,266	$ 28,437
Total debt (at year-end)	**$ 635,416**	$ 912,971	$ 307,734	$ 56,559	$ 40,265
Stockholders' equity (at year-end)	**$ 4,450,604**	$ 3,735,243	$ 2,486,223	$ 1,150,364	$ 606,878

Notes:

(a) For 1998, options on shares of common stock were not included in computing diluted earnings per share because their effect was antidilutive.

The Company paid no cash dividends during the five years in the period ended December 31, 2002.

Consolidated Statement of Financial Position

Assets	December 31, 2002	2001
Current Assets		
Cash	$ 568,947	$ 378,234
Accounts receivable (Notes 3 and 7)	1,613,674	1,342,262
Inventories (Notes 4 and 7)	402,144	285,777
Prepaid expenses	171,041	159,159
Deferred tax asset (Note 10)	48,000	480,000
Total Current Assets	2,803,806	2,645,432
Property and Equipment (Notes 5, 7 and 8)	410,789	324,581
Goodwill, Net	936,688	911,913
Other Assets (Note 6)	1,719,952	1,554,321
	$ 5,871,235	$ 5,436,247

Liabilities And Stockholders' Equity	2002	2001
Current Liabilities		
Current portion of long-term debt (Note 7)	$ 398,852	$ 391,572
Current portion of capitalized lease obligation (Note 8)	24,796	9,889
Accounts payable	294,192	221,921
Accrued expenses	397,423	493,912
Total Current Liabilities	1,115,263	1,117,294
Long-Term Liabilities		
Long-term debt (Note 7)	150,621	509,786
Capitalized lease obligation (Note 8)	61,147	1,724
Deferred tax liability (Note 10)	93,600	72,200
Total Long-Term Liabilities	305,368	583,710
Stockholders' Equity		
Common stock:		
Authorized 100,000,000 shares in 2002, 20,000,000 shares in 2001 at $0.10 par value; issued and outstanding 16,796,704 in 2002 and 16,744,024 in 2001	1,679,671	1,674,403
Additional paid-in capital	18,908	14,896
Retained earnings	2,752,025	2,045,944
Total Stockholders' Equity	4,450,604	3,735,243
	$ 5,871,235	$ 5,436,247

See the accompanying notes to consolidated financial statements.

Consolidated Statement of Operations

	For The Years Ended December 31,		
	2002	2001	2000
Revenues	**$ 8,902,275**	$ 8,280,373	$ 5,401,070
Cost of Product Sales	**1,970,833**	1,479,635	895,580
Selling, General and Administrative Expenses	**5,727,427**	5,566,617	3,378,671
Income From Operations	**1,204,015**	1,234,121	1,126,819
Other Income (Expense)			
Interest expense, net	**(46,706)**	(87,056)	(1,346)
Gain on sale and disposition of assets	**—**	6,000	—
Miscellaneous	**2,172**	2,523	3,057
Total Other Income (Expense)	**(44,534)**	(78,533)	1,711
Income Before Income Taxes	**1,159,481**	1,155,588	1,128,530
Income Tax (Expense) Benefit (Note 10)	**(453,400)**	82,800	189,000
Net Income	**$ 706,081**	$ 1,238,388	$ 1,317,530
Earnings Per Common Share – Basic	**$ 0.04**	$ 0.07	$ 0.08
Earnings Per Common Share – Diluted	**$ 0.04**	$ 0.07	$ 0.08
Weighted Average Number of Common Shares Outstanding – Basic	**16,785,146**	16,697,872	16,571,822
Weighted Average Number of Common Shares Outstanding – Diluted	**17,175,789**	17,455,045	17,267,570

See the accompanying notes to consolidated financial statements.

Consolidated Statement of Stockholders' Equity

For The Years Ended December 31, 2002, 2001 And 2000

	Common Stock		Additional Paid-In	Unrealized Holding	Retained Earnings	Total Stockholders'
	Shares	Amount	Capital	Gain	(Deficit)	Equity
Balance - January 1, 2000	16,529,844	$ 1,652,985	$ 853	$ 6,500	$ (509,974)	$ 1,150,364
Issuance of Common Stock	128,500	12,850	7,479	—	—	20,329
Net Income	—	—	—	—	1,317,530	1,317,530
Net Depreciation on Investment	—	—	—	(2,000)	—	(2,000)
Balance - December 31, 2000	16,658,344	1,665,835	8,332	4,500	807,556	2,486,223
Issuance of Common Stock	85,680	8,568	6,564	—	—	15,132
Net Income	—	—	—	—	1,238,388	1,238,388
Net Appreciation on Investment	—	—	—	1,500	—	1,500
Sales of Investment	—	—	—	(6,000)	—	(6,000)
Balance - December 31, 2001	16,744,024	1,674,403	14,896	—	2,045,944	3,735,243
Issuance of Common Stock	52,680	5,268	4,012	—	—	9,280
Net Income	—	—	—	—	706,081	706,081
Balance - December 31, 2002	16,796,704	$ 1,679,671	$ 18,908	$ —	$ 2,752,025	$ 4,450,604

See the accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

	For The Years Ended December 31,		
	2002	2001	2000
Cash Flows From Operating Activities			
Net income	**$706,081**	$1,238,388	$ 1,317,530
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation	**166,906**	141,179	96,118
Amortization	**538,042**	538,947	114,456
Deferred income taxes	**453,400**	(82,800)	(189,000)
Gain on sales and disposition of assets	**—**	(6,000)	—
Change in assets and liabilities:			
Increase in accounts receivable	**(271,412)**	(642,396)	(347,649)
Increase in inventories	**(116,367)**	(61,097)	(35,672)
(Increase) decrease in prepaid expenses	**33,865**	(91,778)	(8,135)
(Increase) decrease in deposits	**(2,462)**	22,365	(26,488)
Increase (decrease) in accounts payable and accrued expenses	**(24,218)**	241,678	159,364
Net Cash Provided By Operating Activities	**1,483,835**	1,298,486	1,080,524
Cash Flows From Investing Activities			
Payments for equipment	**(155,136)**	(194,257)	(174,685)
Proceeds from sale of assets, net of related selling expenses	**—**	6,000	—
Payments for software development costs	**(696,850)**	(539,360)	(290,513)
Payments for assets of unrelated entities	**(29,135)**	(1,137,520)	(352,620)
Net Cash Used In Investing Activities	**(881,121)**	(1,865,137)	(817,818)
Cash Flows From Financing Activities			
Proceeds from issuance of common stock	**9,280**	15,132	20,329
Principal payments on capital lease obligations	**(23,649)**	(22,653)	(22,293)
Proceeds from long-term debt	**—**	725,000	—
Principal payments on long-term debt	**(397,632)**	(399,148)	(17,544)
Net Cash Provided By (Used In) Financing Activities	**(412,001)**	318,331	(19,508)
Net Increase (Decrease) In Cash	**190,713**	(248,320)	243,198
Cash - Beginning of Year	**378,234**	626,554	383,356
Cash - End of Year	**$ 568,947**	$ 378,234	$ 626,554
Supplemental Disclosure of Cash Flow Information			
Interest paid	**$ 58,491**	$ 87,371	$ 12,489
Noncash investing and financing activities (Note 11)			

See the accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2002, 2001 And 2000

1. Summary of Significant Accounting Policies

Principles Of Consolidation

The accompanying consolidated financial statements include the accounts of Siboney Corporation and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Estimates And Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Fair Value Of Financial Instruments

The carrying amounts of financial instruments including cash, accounts receivable and accounts payable approximate fair value due to the relatively short maturity of these instruments. The fair value of investments is estimated based on quoted market price. The carrying value of the long-term debt, including the current portion, approximates fair value based on the incremental borrowing rates currently available to the Company for financing with similar terms and maturities.

Allowance For Doubtful Accounts

The Company provides an allowance for doubtful accounts equal to the estimated collection losses that will be incurred in the collection of all receivables. The estimated losses are based on historical experience coupled with a review of the current status of the existing receivables.

Inventories

Raw materials inventory is valued at the lower of cost (first-in, first-out method) or market.

Property And Equipment

Property and equipment are carried at cost, less accumulated depreciation computed using principally the straight-line method. Assets are depreciated over periods ranging from three to 39 years.

When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the respective accounts and any gain or loss realized from disposition is reflected in operations.

Advertising

The Company expenses the costs of advertising as incurred except for direct response advertising, which is capitalized and amortized over its expected period of future benefits. Direct response advertising consists primarily of catalog advertising to which sales orders are directly attributed. The capitalized cost of the advertising is amortized over a 12-month period following the issuance of the catalog. At December 31, 2002 and 2001, $95,993 and $99,094, respectively, of advertising costs were capitalized. Advertising expense amounted to $546,863 in 2002, $604,586 in 2001 and $447,133 in 2000.

Revenue Recognition

Revenue from sales of educational software products is generally recognized upon product shipment, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable. The Company maintains an "on approval" policy for most products, under which goods shipped subject to customer approval are not billed upon delivery and can be returned within 45 days. Invoices are sent after 45 days if the goods are not returned. The Company also maintains a general "satisfaction guaranteed" policy under which non-Orchard products may be returned within 12 months and Orchard products within 90 days from the date of sale if the customer is dissatisfied. All conditions for revenue recognition are met at the time of sale as defined in Statement of Financial Accounting Standards No. 48 *"Revenue Recognition When Right of Return Exists."* The Company does not experience significant product returns and, therefore, Company management is of the opinion that no allowance for sales returns is necessary.

Software Development Costs

Software development costs are capitalized at the point the Company determines that it is technologically feasible to produce the software title. Such costs are amortized on a modified declining balance method over a period of four years.

Warranty Costs

The Company provides warranties on sales of educational products and all significant warranty costs are charged to operations when the costs are probable and estimatable. Company management is of the opinion that no allowance for warranty costs is necessary.

Stock Based Compensation

The Company adopted Statement of Financial Accounting Standards No. 123, *"Accounting for Stock Based Compensation"* (SFAS 123) in 1997. As permitted by SFAS 123, the Company continues to measure compensation expense for its stock-based employee compensation plans using the intrinsic method prescribed by APB Opinion No. 25, *"Accounting for Stock Issued to Employees."*

	Year Ended December 31,		
	2002	2001	2000
Net income, as reported	**$ 706,081**	$ 1,238,388	$ 1,317,530
Deduct: total stock-based employee compensation expense determined under fair value-based method for all awards, net of tax effects	**108,231**	77,001	173,504
Pro forma net income	**$ 597,850**	$ 1,161,387	$ 1,144,026
Earnings per share:			
Basic - as reported	**$ 0.04**	$ 0.07	$ 0.08
Basic - pro forma	**$ 0.04**	$ 0.07	$ 0.07
Diluted - as reported	**$ 0.04**	$ 0.07	$ 0.08
Diluted - pro forma	**$ 0.03**	$ 0.07	$ 0.07

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus deferred taxes relating primarily to operating losses that are available to offset future taxable income and differences in the basis of accounting for software development costs.

Goodwill And Other Intangible Assets
In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (SFAS 142), *"Goodwill and Other Intangible Assets."* SFAS 142 supersedes Accounting Principles Board Opinion No. 17, *"Intangible Assets,"* and requires goodwill and other intangible assets that have indefinite useful lives to no longer be amortized; however, these assets must be tested at least annually for impairment. SFAS 142 also requires an evaluation of existing acquired goodwill and other intangible assets for proper classification under the new requirements. In addition, intangible assets (other than goodwill) that have finite useful lives will continue to be amortized over their useful lives; however, the amortization period of such intangible assets will no longer be limited to 40 years.

The Company adopted SFAS 142 effective January 1, 2002 and, accordingly, has ceased amortizing amounts related to goodwill starting January 1, 2002. The balance of goodwill is related to the Company's subsidiary, Siboney Learning Group, Inc. (SLG). In accordance with SFAS 142, the Company performed a goodwill impairment review. However, since SLG stock is not traded separately and because its assets account for more than 99% of the consolidated assets, the Company used its consolidated market capitalization as the fair value of the Company in assessing impairment. The Company compared its fair value with the carrying amount of assets and determined that none of the goodwill recorded was impaired.

The following is a reconciliation of reported net income adjusted for adoption of SFAS 142:

	2002	2001	2000
Reported net income	**$ 706,081**	$ 1,238,388	$ 1,317,530
Add: back Goodwill amortization	—	209,612	34,690
Pro forma net income	**$ 706,081**	$ 1,448,000	$ 1,352,220
Basic earnings per share - as reported	**$ 0.04**	$ 0.07	$ 0.08
Basic earnings per share - pro forma	**$ 0.04**	$ 0.09	$ 0.08
Diluted earnings per share - as reported	**$ 0.04**	$ 0.07	$ 0.08
Diluted earnings per share - pro forma	**$ 0.04**	$ 0.08	$ 0.08

Recently Issued Accounting Standards
The Financial Accounting Standards Board has issued SFAS No. 143, *"Asset Retirement Obligations."* The new standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143 is not expected to impact the Company's consolidated financial position or results of operations. The Company will adopt SFAS No. 143 in 2003.

In 2002, the Company adopted SFAS No. 145, *"Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections."* SFAS No. 145 eliminated the requirement to classify gains and losses from the extinguishment of indebtedness as extraordinary, requires certain lease modifications to be treated the same as a sale-leaseback transaction, and makes other nonsubstantive technical corrections to existing pronouncements. Adoption of SFAS No. 145 had no impact on the Company's consolidated financial position or results of operations.

The Financial Accounting Standards Board has issued SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities."* This statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company will adopt SFAS No. 146 in 2003. Adoption of SFAS No. 146 is not expected to impact the Company's consolidated financial position or results of operations.

2. Operations

The Company operates in only one segment.

The Company's operations consist of the publishing and distribution of educational software products through Siboney Learning Group, a wholly-owned subsidiary. Sales are made through a network of independent distributors throughout the country as well as through its own catalogs and sales force.

The Company also holds interests in certain coal, oil and gas natural resources which are not considered to be material.

During 2001, the Company acquired certain assets or stock of various unrelated entities. These acquisitions were accounted for on the purchase method with the results of operations included in the Company's consolidated statement of operations from the dates of acquisition.

Notes to Consolidated Financial Statements *(Continued)*

On January 1, 2001, the Company purchased the stock of an educational software company for $844,383, including acquisition costs. The acquisition was financed through a cash payment of $550,000 at closing and a non-interest bearing note payable discounted at the Company's borrowing rate at the time of acquisition and payable in 12 quarterly installments of $25,000. The $550,000 cash payment was provided by funds on hand in addition to a term loan from the Company's bank for $325,000. The loan bears interest at 0.25% above the prime rate, with monthly principal payments of $6,771 plus interest and is due in January 2005. This note is secured by the Company's accounts receivable, inventory and equipment.

On May 7, 2001, the Company acquired certain assets of an educational software company for an aggregate price of $595,051, including acquisition costs. The acquisition was financed through a cash payment of $540,000 at or near closing and a non-interest bearing note payable discounted at the Company's borrowing rate at the time of acquisition and payable in one installment of $50,000 due one year after the sale. The $540,000 cash payment was provided by funds on hand in addition to a term loan from the Company's bank for $400,000. The loan bears interest at 0.25% above the prime rate, with monthly principal payments of $8,025 plus interest and is due in May 2004. This note is secured by the Company's accounts receivable, inventory and equipment.

The total purchase price of the two acquisitions was allocated as follows:

	January 2001	May 2001
Goodwill	$ 445,536	$ 363,650
Software development costs	298,847	131,401
Covenants not to compete	100,000	100,000
	$ 844,383	$ 595,051

See Note 17 for the pro forma effect of the acquisitions.

3. Accounts Receivable

Accounts receivable consist of:

	2002	2001
Accounts receivable	**$ 1,676,827**	$ 1,394,112
Less: Allowance for doubtful accounts	**63,153**	51,850
	$ 1,613,674	$ 1,342,262

Accounts receivable are pledged as collateral for notes payable (Note 7).

4. Inventories

Inventories consist of:

	2002	2001
Raw materials	**$ 336,191**	$ 196,512
Finished goods	**65,953**	89,265
	$ 402,144	$ 285,777

Inventories are pledged as collateral for notes payable (Note 7). Inventories are net of a reserve for obsolescence of $29,300 and $15,272 at December 31, 2002 and 2001, respectively.

5. Property and Equipment

Property and equipment consist of:

	2002	2001
Leasehold improvements	**$ 70,223**	$ 54,703
Office equipment, furniture and fixtures	**679,113**	577,264
Machinery and equipment	**442,143**	306,398
	1,191,479	938,365
Less: Accumulated depreciation	**780,690**	613,784
	$ 410,789	$ 324,581

Assets held under capital leases totaled $187,136 and $89,158 at December 31, 2002 and 2001, respectively. Accumulated depreciation related to these leased assets amounted to $103,249 and $77,301 at December 31, 2002 and 2001, respectively. Amortization expense of capital lease assets is included in depreciation expense.

Depreciation charged to operations amounted to $166,906 in 2002, $141,179 in 2001 and $96,118 in 2000.

Certain equipment is pledged as collateral for notes payable (Note 7).

6. Goodwill and Other Assets

Goodwill

Goodwill represents the purchase price of the acquired companies' assets in excess of the fair value of those net assets at the date of acquisition and prior to January 1, 2002 was being amortized on a straight-line basis over five years, which approximated the life of the acquired assets. There was no amortization of goodwill charged to operations in 2002 with the adoption of SFAS 142. Amortization of goodwill charged to operations amounted to $209,612 in 2001 and $34,690 in 2000 (Note 1).

Other Assets

Other assets, net of accumulated amortization, consist of:

	2002	2001
Software development costs	**$ 1,696,701**	$ 1,408,532
Covenants not to compete	**16,666**	141,666
Deposits	**6,585**	4,123
	$ 1,719,952	$ 1,554,321

Software development costs are capitalized at the point the Company determines that it is technologically feasible to produce the software title. Such costs are amortized on a modified declining balance method over a period of four years.

During 2002 and 2001, $695,585 and $539,360, respectively, of software development costs were capitalized. Through the acquisitions discussed in Note 2, the Company capitalized an additional $430,248 of software development costs in 2001. Amortization of software development costs charged against earnings amounted to $407,416, $196,002 and $54,766 in 2002, 2001 and 2000, respectively. Software development costs not capitalized are expensed in the year incurred and totaled approximately $299,000, $346,000 and $342,000 in 2002, 2001 and 2000, respectively.

Covenants not to compete are being amortized on a straight-line basis over two years, which is the life of the covenant agreements. Amortization of these covenants charged to operations amounted to $125,000, $133,333 and $25,000 in 2002, 2001 and 2000, respectively.

7. Notes Payable

Notes payable consist of the following:

	2002	2001
Notes payable - bank, face amount of $725,000, secured by accounts receivable, inventory and fixed assets, payable in monthly installments of $8,025 and $6,771 plus interest at the bank's prime rate plus 0.25%, final payments due in May 2004 and January 2005 (Note 2)	**$ 303,797**	$ 477,492
Notes payable - seller financed, face amount of $546,646, unsecured, payable in quarterly installments of $25,000 including interest at the Company's implicit borrowing rate at the time of acquisition of 10.25%, final payments due in December 2003 and January 2004 (Note 2)	**209,845**	377,462
Note payable - finance company, unsecured, payable in monthly installments of $5,265 including interest at 8.5%, final payment due in July 2003	**35,831**	—
Note payable - seller financed, face amount of $46,404, unsecured, paid in full in May 2002 including interest at the Company's implicit borrowing rate at the time of acquisition of 7.75% (Note 2)	—	46,404
	549,473	901,358
Less: Current maturities	**398,852**	391,572
	$ 150,621	$ 509,786

Notes to Consolidated Financial Statements *(Continued)*

The Company has a $1,000,000 revolving line-of-credit agreement with a bank. The outstanding debt is due on demand, and if no demand is made, the outstanding debt is due on June 1, 2003. The agreement, secured by accounts receivable, inventory and equipment, requires monthly interest payments on the outstanding balance at the lender's prime rate. As of December 31, 2002 and 2001, no amounts were outstanding under the line-of-credit agreement. The revolving credit agreement with the bank requires the Company to maintain a minimum net worth of $2,500,000.

The weighted average interest rate on the Company's borrowings was 6.97%, 8.39% and 9.96% for the years ended December 31, 2002, 2001 and 2000, respectively. Interest expense amounted to $53,771, $96,186 and $12,489 for the years ended December 2002, 2001 and 2000, respectively.

The carrying value of these notes payable approximates their fair value. The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining risk factors and maturities.

The scheduled maturities of long-term debt at December 31, 2002 are as follows:

Year	Amount
2003	398,852
2004	143,850
2005	6,771
	$ 549,473

8. Capital Leases

The Company has entered into two capital lease agreements. One agreement is for computer equipment with a cost of $35,809. The lease provides for payments which are the equivalent of principal and interest at 7.8%, payable in monthly installments of $840, with final payment due in February 2003. The other agreement is for a phone system with a cost of $97,978. The lease provides for payments which are the equivalent of principal and interest at 5.5%, payable in monthly installments of $2,253, with final payment due in May 2006.

The future minimum annual lease payments under the capital leases are:

Year	Amount
2003	$ 28,779
2004	27,039
2005	27,039
2006	11,268
	94,125
Less: Amount representing interest	8,182
	85,943
Less: Current maturities	24,796
	$ 61,147

9. Deferred Compensation Plan

On January 1, 1994, the Company adopted a qualified, defined contribution profit sharing plan covering eligible full-time and part-time employees. The plan is qualified under Section 401(k) of the Internal Revenue Code, and allows employees to contribute on a tax deferred basis. The plan provides for matching contributions on a graduated scale, up to 3.6% of the employee's annual qualified wages. The plan also provides for nonelective or discretionary contributions by the Company in such amounts as the Board of Directors may annually determine. The Company's contribution to the 401(k) plan was approximately $62,500 in 2002, $67,000 in 2001 and $63,000 in 2000.

10. Income Taxes

The income tax (expense) benefit consists of:

	2002	2001	2000
Federal and state income tax at statutory rates	**$ 343,000**	$ 424,000	$ 342,000
Utilization of net operating loss carryforwards	**(343,000)**	(424,000)	(342,000)
Deferred income taxes	**(453,400)**	82,800	189,000
	$ (453,400)	$ 82,800	$ 189,000

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax assets and liabilities, as shown in the accompanying consolidated balance sheet, include the following components:

	2002	2001
Deferred Tax Assets		
Inventory obsolescence and uniform capitalization	**$ 24,000**	$ **19,600**
Allowance for doubtful accounts	**24,000**	**21,000**
Goodwill, noncompete agreements and purchased software development costs	**205,100**	**96,500**
Net operating loss carryovers	**245,500**	**624,000**
Property and equipment	—	**3,200**
Total deferred tax assets	**498,600**	**764,300**
Deferred Tax Liabilities		
Property and equipment	**15,000**	—
Capitalized software development costs	**529,200**	**356,500**
Total deferred tax liabilities	**544,200**	**356,500**
Net deferred tax assets (liabilities)	**$ (45,600)**	$ **407,800**

Based on the Company's net income over the three years in the period ended December 31, 2002 and on the Company's budgeted results of operations for 2003, management has determined that no deferred tax asset valuation allowance is necessary at December 31, 2002.

The deferred tax assets and liabilities include the following components:

	2002	2001
Net current deferred tax assets	**$ 48,000**	$ 480,000
Net long-term deferred tax liabilities	**(93,600)**	(72,200)
	$ (45,600)	$ 407,800

The net operating loss carryovers for federal income tax purposes of approximately $646,000 at December 31, 2002 are available to reduce future taxable income as follows:

Expiration Date	Amount of Unused Operating Loss Carryforwards
2017	$ 528,000
2018	118,000
	$ 646,000

Notes to Consolidated Financial Statements *(Continued)*

The reconciliation of the effective tax rate with the statutory federal income tax rate is as follows:

	2002	2001	2000
Statutory rate	**34%**	34%	34%
State income taxes, net of federal benefits	**4**	4	4
Effect of expiration of net operating losses carried forward	**—**	28	107
Realization of deferred tax asset valuation allowance	**—**	(76)	(159)
Other	**1**	3	(3)
	39%	(7)%	(17)%

11. Supplemental Cash Flow Information

In 2002, the Company financed the purchase of assets of $97,978 through a capital lease and the addition of prepaid expenses through a note payable of $45,747.

In 2001, the Company financed the purchases of the assets of educational software companies through notes payable of $302,038.

12. Stock Option Plans

The Company's 1997 Incentive Stock Option Plan (the "1997 Plan") provides for granting to key employees of the Company or its subsidiaries options to purchase a maximum of 2,400,000 shares of the Company's common stock. The 1997 Plan provides for the granting of options which qualify as incentive stock options, within the meaning of Section 422 of the Internal Revenue Code. All options granted under the 1997 Plan must have an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. The 1997 Plan has a maximum term of ten years.

The Board of Directors of the Company may, in its sole discretion, amend, discontinue or terminate the 1997 Plan at any time, provided, however, that it may not, without stockholder approval, change the maximum number of shares for which options may be granted under the 1997 Plan.

The Company also has a non-qualified stock option plan (the "1987 Plan") which provides for granting to eligible employees, directors, consultants and contractors of the Company or its subsidiaries, options to purchase authorized but unissued or reacquired shares of the Company's common stock. The Board of Directors has full authority and discretion in fixing the purchase price of the stock subject to each option granted. The term of each option granted pursuant to the 1987 Plan shall not be more than five years from the date of grant.

The weighted-average fair value of options at date of grant for options granted during 2002, 2001 and 2000 was $0.23, $0.46 and $0.44 per option, respectively. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Expected option life	**2.6 years**	2.9 years	3.1 years
Risk free interest rate	**2.92%**	5.00%	6.00%
Expected volatility	**93.84%**	123.98%	107.27%
Expected dividend yield	**—**	—	—

A summary of stock option activity for 2002, 2001 and 2000 is as follows:

	Number of Shares	Price Per Share	Weighted Average Exercise Price
Balance - January 1, 2000	1,447,500	$ 0.1275 - $ 0.18	$ 0.14
Granted	540,000	$ 0.56 - $ 0.62	$ 0.57
Exercised	(128,500)	$ 0.16 - $ 0.165	$ 0.17
Forfeited/Expired	(125,000)	$ 0.1275 - $ 0.56	$ 0.21
Balance - December 31, 2000	1,734,000	$ 0.1275 - $ 0.62	$ 0.27
Granted	753,900	$ 0.495 - $ 0.655	$ 0.55
Exercised	(85,680)	$ 0.1275 - $ 0.515	$ 0.18
Forfeited/Expired	(77,900)	$ 0.1275 - $ 0.56	$ 0.49
Balance - December 31, 2001	2,324,320	$ 0.1275 - $ 0.655	$ 0.35
Granted	724,200	$ 0.23 - $ 0.38	$ 0.32
Exercised	(52,680)	$ 0.1275 - $ 0.515	$ 0.18
Forfeited/Expired	(152,400)	$ 0.16 - $ 0.56	$ 0.40
Balance - December 31, 2002	2,843,440	$ 0.1275 - $ 0.655	$ 0.35

The following table summarizes information about stock options outstanding at December 31, 2002:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	**Number of Options**	**Weighted Average Remaining Years of Contractual Life**	**Weighted Average Exercise Price**	**Number of Options**	**Weighted Average Exercise Price**
$ 0.1275 - $ 0.655	2,843,440	2.6	$ 0.35	1,910,308	$0.31

13. Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding of 16,785,146 in 2002, 16,697,872 in 2001 and 16,571,822 in 2000.

Diluted earnings per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding of 17,175,789 in 2002, 17,455,045 in 2001 and 17,267,570 in 2000.

The determination of the numerator and denominator for the computation of basic and diluted earnings per common share is as follows:

	2002	2001	2000
Numerator for basic and diluted earnings per share - income available to common shareholders	**$ 706,081**	$ 1,238,388	$ 1,317,530
Denominator:			
Weighted average number of common shares used in basic EPS	**16,785,146**	16,697,872	16,571,822
Effect on dilutive securities: Common stock options	**390,643**	757,173	695,748
Weighted average number of common shares and dilutive potential common stock used in diluted EPS	**17,175,789**	17,455,045	17,267,570

For additional disclosures regarding stock options, see Notes 1 and 12.

Notes to Consolidated Financial Statements *(Continued)*

14. Commitments

Lease Commitments

The Company leases office and warehouse space under operating leases which expire at various dates through May 2005. Total rent expense under all operating leases was $227,579, $196,238 and $109,381 in 2002, 2001 and 2000, respectively.

The future minimum annual rentals under the remaining leases are as follows:

Year	Amount
2003	$ 233,438
2004	205,987
2005	77,424
	$ 516,849

Guaranteed Royalty Agreement

The Company has an agreement with a publishing company for software licensing. The terms of the agreement require minimum royalty payments up to 20% on sales of selected products.

The future minimum annual guaranteed royalties payable under the agreements are as follows:

Year	Amount
2003	$ 70,000
2004	120,000
	$ 190,000

15. Significant Customer and Suppliers

In 2002, Brainstorm USA, LLC and Hart, Incorporated each accounted for approximately 12% of the Company's revenues. In 2001 and 2000, Brainstorm USA, LLC accounted for approximately 10% and 11%, respectively, of the Company's revenues. Accounts receivable from these two customers totaled approximately $342,000 at December 31, 2002. There was not a significant concentration of accounts receivable from customers at December 31, 2001.

There were no significant suppliers for 2002, 2001 and 2000.

16. Summary of Quarterly Financial Information (Unaudited)

The following are unaudited comparative quarterly summaries of the consolidated results of operations of the Company for the years ended December 31, 2002 and 2001. The summaries were prepared using accounting principles generally accepted in the United States of America and, in the opinion of the Company's management, include all adjustments, consisting of normally recurring accruals, necessary for a fair presentation of the results of operations for the respective quarterly periods.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Total	
	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share(1)
	(In Thousands Of Dollars, Except Per Share Amounts)									
2002										
Net Sales	$ 1,868		$ 3,074		$ 1,916		$ 2,044		$ 8,902	
Gross Profit	1,436		2,439		1,451		1,605		6,931	
Income Before Income Taxes	45		862		68		184		1,159	
Net Income	45	—	491	0.03	73	—	97	0.01	706	0.04
2001										
Net Sales	$ 2,001		$ 2,418		$ 1,951		$ 1,910		$ 8,280	
Gross Profit	1,703		2,106		1,517		1,475		6,801	
Income (Loss) Before Income Taxes	477		791		19		(131)		1,156	
Net Income (Loss)	477	0.03	791	0.05	19	—	(49)	—	1,238	0.07

(1) Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly net earnings per share will not necessarily equal the total for the year. The per share amounts presented represent earnings per share on both a basic and diluted basis.

17. Pro Forma Information (Unaudited)

The following pro forma consolidated information of the Company, for the years ended December 31, 2001 and 2000, gives effect to the acquisitions disclosed in Note 2 as if they were effective January 1, 2001. The information gives effect to the acquisitions under the purchase method of accounting.

The pro forma information may not be indicative of the results that would have actually occurred if the acquisitions had been effective on the dates indicated or of the results that may be obtained in the future. The pro forma information should be read in conjunction with the consolidated financial statements and notes thereto of the Company.

	Pro Forma December 31,	
(In thousands, except per share data)	**2001**	2000
Net operating revenue	**$ 8,280**	$ 7,206
Net income	**1,118**	1,178
Net income available to common stockholders	**1,118**	1,178
Earnings per common share - basic	**0.07**	0.07
Earnings per common share - diluted	**0.06**	0.06

Corporate Information

Board of Directors

Rebecca M. Braddock
Siboney Corporation
Saint Louis, Missouri

William D. Edwards, Jr.
G.A. Sullivan Company
Saint Louis, Missouri

Alan G. Johnson
K-V Pharmaceutical Company
Saint Louis, Missouri

Ernest R. (Bodie) Marx
Siboney Corporation
Saint Louis, Missouri

Lewis B. Shepley
Consultant
Saint Louis, Missouri

Timothy J. Tegeler
Siboney Corporation
Saint Louis, Missouri

Officers

Timothy J. Tegeler
Chairman and Chief
Executive Officer
Siboney Corporation

Ernest R. (Bodie) Marx
President
Siboney Corporation and
Siboney Learning Group, Inc.

Rebecca M. Braddock
Vice President, Secretary
and Treasurer
Siboney Corporation

Corporate Offices

Siboney Corporation
325 N. Kirkwood Rd., Suite 300
P.O. Box 221029
Saint Louis, MO 63122
(314) 822-3163
(314) 822-3197 Fax
http://www.siboney.com

Siboney Learning Group, Inc.
325 N. Kirkwood Rd., Suite 200
Saint Louis, MO 63122
(314) 909-1670
(314) 984-8063 Fax
http://www.siboneylearninggroup.com
http://www.gamco.com
http://www.orchardsoftware.com
http://www.tssoftware.com
http://www.ea-software.com
http://www.journeypassport.com

Transfer Agent and Registrar

Registrar and Transfer Company
Attn: Investor Relations
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

General Counsel

Thompson Coburn, LLP
Saint Louis, Missouri

Accountants

Rubin, Brown, Gornstein & Co. LLP
Saint Louis, Missouri

Availability of 10-K

A copy of the Company's 2002 Annual Report on Form 10-K filed with the Securities and Exchange Commission (including related financial statements and schedules but excluding exhibits) is available to stockholders, without charge, upon written request to the Company or from the Siboney Web page (www.siboney.com). This information can be found by searching the EDGAR database under Shareholder Services.

SIBONEY
CORPORATION